(AN EXPLORATION STAGE COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2008

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

     This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements of Fronteer Development Group Inc. (the “Company” or “Fronteer”) as at September 30, 2008, and the related notes thereto. In addition, the following should be read in conjunction with the 2007 audited financial statements, the related Management’s Discussion and Analysis, and the Annual Information Form as well as other information relating to the Company on file with the Canadian provincial securities regulatory authorities on SEDAR at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov/edgar.shtml. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A is dated as of November 12, 2008.

OVERVIEW

     The Company is a gold-focused exploration and development company committed to discovering and advancing deposits with strong production potential. The company’s vision is to advance a robust pipeline of projects stretching from exploration through to production.

     The Company has an interest in several major gold and copper-gold projects throughout Nevada, USA and northwest Turkey. Among its large portfolio of precious metal mineral rights in Nevada, the company’s key projects include Northumberland, one of the largest undeveloped Carlin-style gold deposits in the state; Long Canyon, a discovery defining an entirely new gold trend in the Eastern Great Basin; and, Sandman, a property which Newmont Mining Corporation (“Newmont”) has the option of advancing to a production decision by 2011.

     In Turkey, Fronteer has built and retained a 40% interest in a new mineral district that includes two gold deposits and a third copper-gold porphyry deposit. Fronteer was a founding partner and is the largest shareholder at 42.2% of Aurora Energy Resources Inc. (“Aurora”), a company focused on advancing a pipeline of growing uranium deposits in Labrador and Nunavut, Canada. Aurora is listed on the Toronto Stock Exchange under the symbol AXU.

     The Company’s shares are listed on the Toronto Stock Exchange and the NYSE Alternext-US exchange under the symbol FRG.

     Significant events for the nine months ending September 30, 2008 through the date of this report are:

1.

Ongoing drilling continues to underline the promise of Long Canyon, an emerging gold deposit. Recent drilling has extended high-grade, oxide gold mineralization by 33 per cent along strike to 1.6 kilometres and revealed a new parallel zone of mineralization (see news release dated Sept. 29, 2008). The Company earned a 51% interest in the project and operates as project manager. Ongoing funding for the project will be shared 51% / 49% between the Company and its joint venture partner AuEx Ventures Inc..

2.

Signing of a joint venture agreement with Newmont where Newmont may earn an initial 51% interest in Sandman by contributing mineral interests to the joint venture, spending a minimum US$14,000,000 on exploration and making a production decision supported by a bankable feasibility study, committing to fund and construct a mine and undertaking to advance necessary permits by June 2011. Newmont has recently completed its solely funded 2008 Sandman development program, which comprised 37 holes and 2,800 metres of drilling. Assay results are pending.

3.	Fronteer retains a 100% interest in the Northumberland Project and through the above mentioned Sandman deal will gain access to Newmont’s N2TEC flotation technology for

Northumberland. The Company has completed a new resource estimate for its 100%-owned Northumberland gold project, increasing the gold-equivalent resource to 2,440,000 ounces indicated and a further 804,400 ounces inferred.1 The Company believes the resource size at its Northumberland project is sufficient to commence technical engineering studies to evaluate various development options for the project.

RESULTS OF OPERATIONS
SEPTEMBER 30, 2008 VS SEPTEMBER 30, 2007

     The Company’s net loss for the three months ended September 30, 2008 was $5,086,188 or $0.06 per share compared to a net loss of $3,868,201 or $0.06 for three months ended September 30, 2007. The Company’s net loss for the nine months ended September 30, 2008 was $12,669,615 or $0.15 per share compared to a net loss of $14,499,061 or $0.22 per share for nine months ended September 30, 2007. Contributing to the period-over-period differences was the recognition of increased operating expenses such as, wages and benefits, property investigation, office and general, accounting and audit and professional fees. A significant decrease was noted in stock-based compensation expense year over year. Also the Company experienced increases in other income due to the recognition of a gain on the sale of a long-term investment and a decreased equity loss pickup in Aurora.

     Stock-based compensation expense for the three months ended September 30, 2008 decreased to $705,153 from $1,137,562 for the same period in 2007. Stock-based compensation expense for the nine months ended September 30, 2008 decreased to $5,386,640 from $8,031,571 for the nine months ended September 30, 2007. Stock-based compensation expense is comprised of the fair value of stock options granted to employees, directors and consultants that vest in the period. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option. For the nine months ended September 30, 2007, there was a catch up of stock-based compensation for options granted in Q1 2007 (no expense was recognized for options granted subsequent to January 1, 2007 as the stock option plan under which the options were granted was not approved until May 2, 2007 by the shareholders at the annual general meeting).

     Wages and benefits costs increased to $596,081 for three months ended September 30, 2008, from $319,299 during the same period in the prior year. Wages and benefits costs increased to $1,918,855 for the nine months ended September 30, 2008, from $982,457 in the same period in 2007. An increase in the overall number of employees after the acquisition of NewWest Gold Corporation (“NewWest”), severance paid in connection with closing of the Denver office and a general increase in salaries, attributed

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1 Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group., is the designated Qualified Person who has prepared the Northumberland resource estimate. Mineral resources have been estimated in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in November 2003, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resource estimate is as of May 1, 2008 and was conducted using a combination of Ordinary Kriging (gold) and Inverse-Distance Weighting (silver) grade interpolations within an ‘unwrinkled' 3-D block model in Gemcom software. A total of 17,149 assays from 1,119 drill holes (core, RC and rotary drilling) were capped and composited to 10 ft lengths, then separated into high and low grade domains within three distinct mineralized horizons, constrained by hand-digitized, 3-D solids. Each horizon was ‘unwrinkled' into a separate flat horizon to facilitate continuous interpolation across variably dipping segments of the deposit, then back-transformed into real space. Densities were based on 295 s.g. measurements and assigned according to lithological proportions in different areas of the deposit and degree of oxidation. Three different resource types were defined in order to reflect the different anticipated costs of extraction for open pit versus underground mining, and heap leach versus sulfide processing. Cut-off grades for each resource type were estimated using cost ranges of existing operations for various parameters, such as mining and processing costs, metal recoveries, general and administrative, sales and refining costs, and an assumed gold price of $700 per ounce. The three different resource types are: open pit oxide and sulfide, based on gold cyanide extraction ratios (oxide resource = cyanide leach assay/fire assay greater than 0.5), and underground, based on depth below surface (2,286-metre elevation, constrained by preliminary internal Lerchs-Grossman pit optimizations). Mineral resources were classified according to: (i) geological confidence, (ii) number of drill holes, and (iii) average distances to samples used in each block estimate. Further details of the estimation procedure are available in the amended and restated NI 43-101 report, which is available on SEDAR (www.sedar.com). AuEq calculated at a Au:Ag ratio of 50:1, and assumes 100% recovery of both metals to the increase. Exploration staff salaries for work performed on a specific project are deferred to exploration properties and deferred exploration expenditures when incurred.

     Property investigation and site restoration costs totalled $599,578 for the three months ended September 30, 2008, as compared to $687,826 for the same period in 2007, while property investigation costs for the nine months ended September 30, 2008 were $1,797,651 compared to $1,179,500 for the same period in the prior year. The Company is actively investigating new projects and has incurred costs exploring numerous properties in an attempt to identify new projects. The costs of this exploration are expensed as property investigation costs until a specific property is acquired, or the right to acquire a property is obtained, after which exploration costs will be capitalized. The company incurred $30,667 in site restoration costs for its Longtom property, Canada for the three months ended September 30, 2008.

     For the nine months ended September 30, 2008, the Company expended $1,556,087 on its Antelope Creek property, Nevada, USA. As the Company has no immediate plans to work the project, the Company has decided to write-off the deferred exploration expenditures incurred to date as it is unclear when the Company will resume active exploration on this deep lower plate target. The Company also decided to discontinue any exploration work on its Samli property in Turkey and some ancillary capitalized costs in Turkey. As a result, the Company wrote-off deferred exploration costs totalling $342,015 for the nine months ended September 30, 2008, on these Turkish projects. In 2007, the Company wrote-off $1,789,515 in expenditures incurred on the San Pedro, Clara and Agua Grande projects in Mexico.

     Office and general expenses for the three and nine months ended September 30, 2008 were $294,151 and $939,287 respectively, as compared to $206,794 and $439,487 for the same periods in the prior year. The increase in office costs is primarily attributable to increases in insurance costs and additional administrative costs associated with the acquisition of NewWest and a decrease in the amount of costs reimbursed by Aurora.

     Professional fees, which includes legal, accounting, audit and other advisory fees, for the three and nine months ended September 30, 2008 were $438,421 and $1,069,755 respectively, as compared to $186,877 and $456,993 for the same periods in the prior year. Increased costs to test SOX 404 compliance, fees paid to consultants to assist the Company with new accounting requirements in the U.S., increased accounting complexity of the Company’s operations, the completion of an internal review of the Company’s stock option granting practices and the accrual of advisory fees, account for the increases.

     Listing and filing fees totalled $3,639 and $199,550 for the three and nine months ended September 30, 2008, respectively, compared to $2,022 and $211,540 for the same periods in 2007. The Company incurred increased Toronto Stock Exchange (“TSX”) and Amex annual listing fees in 2008.

     Investor relations, promotion and advertising expenses totalled $94,877 and $469,198 for the three and nine months ended September 30, 2008, respectively, compared to $154,720 and $622,807 for the same periods in 2007. The decrease for the nine months ended September 30, 2008, was primarily attributable to decreased annual report costs for 2008 as compared to 2007. Also the Company incurred fewer expenditures for printing and presentation materials for the nine months ended September 30, 2008 as compared to the nine months ended September 30, 2007.

     During the first quarter of 2008, the Company sold its common share investment in Latin American Minerals Inc. (“LAT”), for net proceeds of $5,295,450 resulting in a realized gain of $1,768,235. During the second quarter of 2008, the remaining share purchase warrants of LAT held by the Company, expired unexercised, resulting in a year-to-date loss of $360,906.

     Interest income decreased to $687,979 and $2,343,992 for the three and nine months ended September 30, 2008, compared to $1,119,803 and $2,721,716, for the same periods in the prior year. The decrease is attributed to a decreased overall cash balance in 2008 as compared to 2007, and realization of lower interest rates in 2008 as compared to 2007.

     The Company recognized a dilution gain of $71,049 for the nine months ended September 30, 2008 as compared to a dilution gain of $790,326 for the nine months ended September 30, 2007. The

Company recognizes a dilution gain when its interest in Aurora is reduced as Aurora issues additional shares. It represents the fair value of the Company’s share of the consideration paid by new investors in Aurora, in excess of the amount that the carrying value of the Company’s investment in Aurora. Aurora issued fewer shares at lower prices in 2008 to date as compared to the same period in 2007.

     The Company also realized its share of the operating loss of Aurora for the nine months ended September 30, 2008 which totaled $1,149,412 as compared to $3,330,044 for the nine months ended September 30, 2007. The decrease is attributable to the Company’s decreased ownership of Aurora from 46.8% at September 30, 2007 to 42.2% at September 30, 2008 and decreased net loss period over period. Aurora’s decrease in net loss period over period is mainly due to increased interest income and less stock-based compensation expense recognized period over period.

     Due primarily to a stronger US dollar at September 30, 2008, as compared to December 31, 2007, the Company realized a $2,447,951 foreign exchange loss on the translation of US dollar denominated items, primarily a US dollar denominated future income tax liability, for the nine months ended September 30, 2008.

     Total assets at September 30, 2008, decreased to $414,685,548 from $426,437,437 at December 31, 2007, primarily as a result of cash used in operating activities of $3,860,664 and investing activities of $7,709,220. For the nine months ended September 30, 2008, the company realized cash inflows from the exercise of options of $129,800.

     The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of preproduction and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

SIGNIFICANT EXPLORATION PROJECTS

     Exploration and acquisition expenditures, net of recoveries but including stock-based compensation, for the nine months ended September 30, 2008 and 2007 totalled $12,422,039 and $nil in Nevada, USA, $139,606 and $635,558 in Turkey and $95,508 and $4,046,353 in the Yukon, Canada. The properties in the USA were acquired with the purchase of NewWest at the end of September 2007, and thus there are no expenditures for the corresponding nine months ended September 30, 2007.

     In addition, during the quarter, the Company finalized its purchase price allocation for the acquisition of NewWest Gold Corporation, which resulted in a reduction to exploration properties and deferred exploration expenditures and future income tax liability by $2,404,758.

Nevada

The Northumberland Property

     The Northumberland deposit was one of the most significant asset acquired as a result of the NewWest acquisition and remains one of the largest undeveloped Carlin style gold deposits in Nevada.

     The Northumberland Property, owned 100% by the Company, is located in northern Nye County in central Nevada, approximately 250 miles east-southeast of Reno, Nevada and approximately 25 miles from the Round Mountain mine owned equally by Kinross Gold Corporation and Barrick Gold Corporation. All known mineral deposits at Northumberland are located on fee lands (100% privately owned). The Northumberland Property is comprised of patented mining claims, patented millsite claims, and fee lands. The fee lands include two blocks, the upper site (the “Upper Site”) and lower site (the “Lower Site”). All resource and identified mineral deposits are located at the Upper Site. Some of the processing and other mining infrastructure from historical mining operations is located at the Lower Site.

     In 2007, Northumberland was governed by the terms of a joint venture agreement between the Company and Newmont. This agreement expired in January 2008, when Newmont failed to make the necessary expenditures required to maintain their interest. In June 2008, the Company and Newmont entered into a joint venture arrangement so that Newmont gained the right to acquire up to a 60% interest in the Sandman property (see further details below). As part of this negotiation for the Sandman property, the Company gained access to Newmont’s proprietary flotation technology for any future processing of Northumberland ore. From 2004 through 2007, Newmont spent approximately $8,700,000 exploring Northumberland.

     The holding costs for the properties at Northumberland include a per claim maintenance fee of $125 payable annually to the Bureau of Land Management “(BLM”), plus related filing and recording fees, applicable to unpatented mining claims. A portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays the annual advance royalties of $20,000 to the lessor. These payments are credited against a 4% net smelter royalty (“NSR”) from minerals produced from the claims. These claims are located outside of the known resource area. A small portion of the area on which the Northumberland Property deposits are currently located is subject to an NSR royalty of 1% payable to a third party lessor.

     The Company has completed a new resource estimate for the project, increasing the gold-equivalent resource to 2,440,000 ounces indicated and a further 804,400 ounces inferred.2 The Company believes the resource size is sufficient to commence technical studies to evaluate development options for the property. The Company has currently suspended its surface exploration activities at Northumberland in favour of initial engineering and metallurgical work on the property. The Company has contracted SRK Consulting to assist the Company with internal engineering studies including planning for a bulk underground sample and detailed metallurgical testing of recoveries for the sulphide portion of the resource. These studies will assist the Company in planning further work required to complete a scoping study on the project. The Company previously expected to complete a scoping study by the end of 2008. The Company is in process of re-evaluating this time frame as it was determined that additional information on metallurgy was required before the scoping study could be completed. The Company is currently developing a budget for this next phase of activity.

     For the nine months ended September 30, 2008, the Company has spent $4,260,694 at Northumberland, which includes $400,913 in stock based compensation, testing high-grade feeders to the defined deposits, working to expand the existing near surface oxide resources and drilling for new deposits at defined and newly generated district targets. Excluding stock based compensation expense; the Company expects to spend approximately US$4,100,000 at Northumberland by year end, which will include four metallurgical test holes from surface. The original budget for Northumberland for the year was US$4,100,000.

     As of September 30, 2008, a total of 7,247 metres have been drilled in 18 drill holes.

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2 Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group., is the designated Qualified Person who has prepared the Northumberland resource estimate. Mineral resources have been estimated in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in November 2003, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resource estimate is as of May 1, 2008 and was conducted using a combination of Ordinary Kriging (gold) and Inverse-Distance Weighting (silver) grade interpolations within an ‘unwrinkled' 3-D block model in Gemcom software. A total of 17,149 assays from 1,119 drill holes (core, RC and rotary drilling) were capped and composited to 10 ft lengths, then separated into high and low grade domains within three distinct mineralized horizons, constrained by hand-digitized, 3-D solids. Each horizon was ‘unwrinkled' into a separate flat horizon to facilitate continuous interpolation across variably dipping segments of the deposit, then back-transformed into real space. Densities were based on 295 s.g. measurements and assigned according to lithological proportions in different areas of the deposit and degree of oxidation. Three different resource types were defined in order to reflect the different anticipated costs of extraction for open pit versus underground mining, and heap leach versus sulfide processing. Cut-off grades for each resource type were estimated using cost ranges of existing operations for various parameters, such as mining and processing costs, metal recoveries, general and administrative, sales and refining costs, and an assumed gold price of $700 per ounce. The three different resource types are: open pit oxide and sulfide, based on gold cyanide extraction ratios (oxide resource = cyanide leach assay/fire assay greater than 0.5), and underground, based on depth below surface (2,286-metre elevation, constrained by preliminary internal Lerchs-Grossman pit optimizations). Mineral resources were classified according to: (i) geological confidence, (ii) number of drill holes, and (iii) average distances to samples used in each block estimate. Further details of the estimation procedure are available in the amended and restated NI 43-101 report, which will be posted on SEDAR (www.sedar.com). AuEq calculated at a Au:Ag ratio of 50:1, and assumes 100% recovery of both metals

Long Canyon

     The Long Canyon Property is located in the Pequop Range of northeastern Nevada, and is considered one of the Company’s Eastern Great Basin (“EGB”) properties. The Company earned a 51% interest in the Long Canyon joint venture upon completion of US$5,000,000 in exploration expenditures in September 2008. The Company is manager of the joint venture and will be responsible for 51% of the costs of the venture going forward. In October 2008, the Company notified AuEX that it was not electing to earn an additional 14% in the project by solely funding the project through to feasibility. As the project is at an early stage, the Company did not want to assume 100% of this financial obligation given the current complexities of the financial markets and the scarcity of financing for the junior resource sector. Each of the Company and Pittston Nevada Gold Company (a subsidiary of AuEX) reserve a 3% royalty from lands each part contributed to the joint venture.

     For the nine months ended September 30, 2008, the Company has spent a total of $3,440,658 exploring Long Canyon, net of recoveries receivable from AuEx but including stock based compensation and has drilled a total of 13,641 metres in 84 holes. In addition, the Company completed additional geological mapping, geochemical sampling and geophysics over parts of the property.

     In August 2008, the Company submitted a 180 day budget to AuEx for Long Canyon, in accordance with the terms of the joint venture agreement. This budget, which should see the project through March 10, 2009, totals US$3,889,773 (excluding stock based compensation) of which the Company’s portion will be US$1,983,784. This extension of the ongoing summer program will include 6,000 metres of core drilling with up to two rigs, 4,200 metres of RC drilling with one rig, ongoing geological mapping, further rock/soil/road cut sampling and continued efforts on refining the geological model and the potential controls on the mineralization. Efforts will also be made in dealing with the concerns of the cities of West Wendover, Nevada and Wendover, Utah and the potential influence that ongoing exploration drilling may have on the city’s water source at Johnson Spring, located near the project. This will require the use of ongoing permitting specialists and hydrologists to develop an understanding of the source of the spring and may ultimately necessitate the Company drilling a secondary water well for West Wendover before deeper drilling, below the water level of the spring, may be allowed.

     In September 2008, the Company received word that its Plan of Operations for Long Canyon had been approved by the BLM. This allows the Company to expand its work to the southwest portion of the property, however, until the Wendover water issue is concluded, the Company will be prohibited from drilling below the water level of the spring, other than for hydrological evaluations.

Other Eastern Great Basin properties - KB, Tug , Gollaher Mountain and Loomis Mountain

     The EGB properties are located in northeastern Nevada, USA and northwestern Utah, USA and consist of fee lands on which the Company owns between 25% and 100% of the mineral interest, unpatented mining claims, state mineral leases and leased fee lands. The most advanced of the Eastern Great Basin projects, after Long Canyon and the Tug and KB projects.

     The holding costs for the EGB Projects include a per claim maintenance fee of US$125 payable annually to the BLM, plus related filing and recording fees, applicable to unpatented mining claims. The fee lands have minimal holding costs and the lease lands have variable leasing costs. Approximately 3,800 acres of fee lands which comprise a portion of the EGB Projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. An aggregate of approximately 1,900 acres of state-owned land which comprise a portion of the EGB Projects are covered by three separate leases for metalliferous minerals with the State of Utah at an annual cost of $4,433. A final lease requires payments at an annual cost of $4,000 until 2016. TUG and KB and other claims in the EGB other than Long Canyon are subject to royalties ranging from 0.625% - 5%.

     Drilling commenced at KB in August with a total of five holes now completed with results announced November 5, 2008. Mapping and geological sampling were conducted at the remaining EGB projects. Plans for 2009 for all of the EGB properties are currently being developed

Sandman Property

     The Sandman property is located approximately 13 miles west of the town of Winnemucca, Nevada, and consists of fee lands and unpatented lode mining claims owned by the Company.

     Sandman currently includes a group of closely spaced resource areas. The deposits are near-surface and open-pit mineable, with significant resource expansion and exploration upside potential.

     Infrastructure surrounding Fronteer's Sandman project is excellent. The property is close to Newmont's Twin Creeks mine, potentially eliminating the need for a stand-alone milling facility and other significant capital expenditures if the project were to proceed to production.

     The property holds four partially defined gold deposits that are near surface and potentially both mineable by open pit methods and leachable. In addition, there are numerous additional exploration targets. The mineralization (which includes very high grades locally) is oxidized and near surface. Drilling programs since 2004 have expanded the existing deposits laterally and at depth. Recent drill results include thick continuous zones of mineralization and numerous holes with multiple zones of mineralization. The Sandman Property will be undergoing active drill programs to expand the size of known deposits and to define new mineralized zones.

     The annual payments required to the BLM and county for Sandman and nearby Ten Mile project include an annual $125 per claim maintenance fee, plus related filing and recording fees, applicable to the Company’s unpatented mining claims. Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of 10 years, and may be extended for an additional 10 years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile project, the Company is required to make annual lease payments of $24,000 reducing to $20,000 in 2009 through 2014. As a result of the Sandman joint venture agreement with Newmont (discussed below), these lease payments and annual BLM and county fees will be paid by Newmont during the term of the earn-in. Sandman is also subject to NSR’s on several of its mineral claims ranging from 1% to 6%.

     In June 2008, the Company and Newmont signed a joint-venture agreement whereby Newmont may earn an initial 51% interest in Sandman within 36 months by contributing mineral interests to the joint venture, spending a minimum US$14,000,000 on exploration ($3,000,000, $5,000,000, $6,000,000 spent in years one, two, and three respectively, with regional exploration not completed in year one allowed to carryover to year two) and making a production decision supported by a bankable feasibility study. Newmont may earn an additional 9% in Sandman by spending a further US$9,000,000 on development Fronteer retains a 2% NSR on production of the first 310,000 ounces at Sandman. The Company can elect to have Newmont arrange financing for its 40% of future development costs.

     During the nine months ended September 30, 2008, the Company incurred costs totaling $1,057,798 at Sandman, including $97,624 in stock-based compensation. Due to the pending agreement with Newmont, all field operations at the Sandman were brought to conclusion in February 2008. In addition to a small gravity survey over the West Windmill area of the property in February, a total of 14 drill holes were completed by the Company, totalling 1,830 metres.

     The first year Newmont Sandman budget is US$3,000,000, which includes US$2,000,000 for the development drilling and US$1,000,000 for the exploration program on the Sandman property.

     The ongoing program is focused on the Southeast Pediment, Silica Ridge, Abel Knoll and North Hill deposits for the purposes of:

1.	Confirming the character of near surface gold mineralization;

2.	Obtaining bulk metallurgical material for mill grade and potential heap leach metallurgical tests; and,

3.	Improving the understanding of the geology and controls on gold mineralization.

     As of September 30, Newmont had completed 2,800 metres (9,300 feet) of drilling in a total of 37 shallow drill holes. Assay results for all holes are pending.

     Over the next three months, a 2009 drilling program will be organized to cover additional development drilling at Sandman and initiate a series of exploration drill holes which will cover various property wide target areas based on surface mapping, geophysical and soil sampling results.

Carlin-Cortez Trends Projects

     The Carlin-Cortez Trends properties encompass a large land position of roughly 138,000 acres and consist principally of the Company’s privately owned property, on the majority of which it owns 100% of the mineral rights.

     The Carlin-Cortez Trends properties are located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain.

     On approximately 1% of this land position, the Company owns only 3/8ths of the mineral rights. The land position also includes unpatented mining claims. The property is a patchwork of the Company’s private lands interspersed with blocks of federal land and private lands held by other parties.

     The Company’s major project areas within the Carlin-Cortez Trends area are Rock Creek and several projects in the northern Carlin Trend, including Antelope Creek, Old Timers and Rimrock.

     The holding costs for the Carlin-Cortez Trends Project include a US$125 per claim maintenance fee payable annually to the BLM, plus related filing and recording fees applicable to the Company’s unpatented mining claims. The Company also is required to make annual lease payments to arm’s length lessors totalling approximately US$55,000.

     Of the 99 unpatented claims comprising a portion of the Carlin-Cortez Trends Project, 82 are subject to a 0.5% NSR royalty, and 42 are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

     For the nine months ended September 30, 2008, the Company has incurred expenditures of $1,895,669 on the Carlin-Cortez Trends Projects, including $53,709 of stock based compensation expense. Of this amount, $1,556,087 was spent at Southwest Antelope creek. As the Company has no immediate plans for the Southwest Antelope Creek Property, the Company has written off the deferred exploration costs associated with the Southwest Antelope Creek property.

     The Company has also embarked on geologic mapping, outcrop sampling and soil geochemistry at the Lowboy project and data compilation, field validation, reinterpretation, and target generation continues at Bellview.

Granite Property

     In April 2008, the Company entered into a lease for the Granite Property, a promising early exploration gold project. Granite includes a series of unpatented mining claims in Buena Vista Valley,

Nevada. The terms of the lease called for a payment of US$33,690 on signing and annual advanced royalty payments ranging from US$30,000 – US$50,000 until production, commencing on the first anniversary of signing. The Company must incur exploration costs of US$100,000 in year 1 (completed) and US$300,000 in year 2 and US$600,000 in year 3 (both optional). The property will be subject to a 2.5% NSR which may be bought back for US$3,000,000 or reduced to 1.5% on payment of US$1,000,000. To date, the Company has completed an IP/Resistivity survey (approx. 16 line km.) over the property. The Company has elected to delay drilling on this property until early 2009 when additional resources are available. As at September 30, 2008, the Company has incurred costs of $119,347 on the property.

Zaca Property

     The Zaca Property, owned 100% by the Company, contains a large hydrothermal mineral system, a well defined gold-silver resource and potential for discovery of additional surface and underground-mineable deposits. The Zaca Property includes the Zaca deposit and several exploration targets.

     The Zaca Property is located in Alpine County, California, USA approximately 70 miles south of Reno, Nevada and approximately 15 miles west from the Nevada border. The Zaca Property consists of unpatented lode mining claims and four patented mining claims. The Company holds the Zaca Property as the assignee of a lease agreement.

     The United States Forest Service (“USFS”) is conducting a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) “non-time critical removal (remediation) action” at the Zaca Property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between $1,500,000 to $2,000,000. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Property, all of which pre-date NewWest’s acquisition of a leasehold interest in the property. The Company believes as a result of discussions with the USFS, that it will not be held responsible for the cost of the USFS response actions on the Zaca property that are the result of historic mining and exploration activities predating the Company's leasehold interest in the property. To date, no liability has been recorded in the Company’s financial statements

     The annual holding costs payable to the BLM and applicable counties for the Zaca Property is approximately US$22,853.

     During the first nine months of 2008, the Company incurred minimal expenditures at Zaca. The Company is currently evaluating its plans for Zaca, but minimal activity is expected for the property in 2008.

     Details of the current NI43-101 resource estimate for the Zaca Property is available in the Company’s Annual Information Form for 2007, available at www.sedar.com.

Turkey

Agi Dagi, Kirazli and Halilaga

     In 2007, Teck Cominco’s Turkish subsidiary (“TCAM”) notified the Company that it had completed its earn back expenditures on the new mineral district comprising the Kirazli and Agi Dagi gold projects and the Halilaga copper-gold porphyry.

     TCAM and Fronteer currently operate each of the projects as a 60% / 40% basis through three separate Turkish companies. A fourth company, also owned 40% by Fronteer with the remainder held by TCAM, holds other residual mineral properties in the Biga area. These investments are accounted for by the Company using the equity method.

     The Company will pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined Agi Dagi and Kirazli gold resource areas, up to a maximum of 600,000 ounces and 250,000 ounces, respectively. Agi Dagi is also subject to a 2% NSR owing to an arm’s length party.

     TCAM may elect to earn an additional 10% interest in Halilaga by completing a final feasibility study by 2012, and arranging project financing. TCAM has been granted an extension to December 31, 2008 on its election whether to earn an additional 10% interest in the copper-gold property, in exchange for TCAM solely funding a US$3,000,000 exploration program at Halilaga in 2008. As TCAM has been delayed from conducting exploration at Halilaga’s Kestane Zone, as a result of permitting issues discussed further below, the Company and TCAM may have to amend this December 31, 2008, deadline.

     During the nine months ended September 30, 2008, TCAM drilled the Kumlugedik Tepe and Bakirlik Tepe geochemical/geophysical targets at Halilaga, which fell on a separate exploration license, approximately four kilometres southeast of the Kestane zone. A total of 2,640 metres were drilled in 13 holes. As at September 30, 2008, TCAM had spent approximately $1,430,000 out of its US$3,000,000 earn in obligation at Halilaga.

     An exploration program totaling approximately US$1,691,956 has been approved for 2008 for Agi Dagi, which will include extensive community relations work, soil sampling, an IP survey and 3,200 metres of drilling on newly defined targets. The Company will be responsible for approximately US$280,000 as the balance of the Company’s 40% share will be funded from VAT refunds. For the nine months ended September 30, 2008, a total of US$785,834 had been spent on the property conducting these activities. Drilling commenced at Agi Dagi in October. The program is designed to test for porphyry style mineralization on the southeastern margin of the Baba Zone and test the new Camyurt high sulphidation target within the Agi Dagi designated area.

     At Kirazli, the joint venture has agreed to a budget of US$598,250, which is to include 2,500 metres of drilling, additional geophysics and community relations. However, TCAM has experienced delays in converting some of the Kirazli and Halilaga exploration licenses to operation licenses. This is an issue experienced by all mining companies in Turkey. The Turkish government has begun to grant operational licenses in Turkey and is working its way through a backlog of license applications. Until the operational licenses are granted, TCAM is unable to complete the planned drilling at Kirazli and the Kestane Zone at Halilaga.

Other Designated Properties – Pirentepe, Dedidagi and TV Tower

     TCAM continues to make expenditures towards earning a 60% interest in the Pirentepe project. For the nine months ended September 30, 2008, TCAM has spent US$176,478 out of proposed US$230,479 budget for the year. TCAM has earned a 60% interest in each of the Dedidagi and TV Tower properties. The Company and TCAM are currently discussing budgets and programs for these properties for 2009.

Biga Area of Interest (“AOI”)

     The Company and TCAM entered into a joint venture agreement to jointly explore the Biga AOI which was defined in the earlier agreements between TCAM and the Company. The Company and TCAM have begun to assess targets identified during the past year on the Biga AOI. The Company and TCAM will initiate discussions with the existing owners of the underlying mineral interests on the targets identified to see if they can be acquired. Any new properties acquired, will immediately be subject to a 60%/ 40% TCAM-Fronteer joint venture. If no properties are acquired, the joint venture to explore the Biga AOI will expire November 30, 2008, after which both parties are free to explore within the AOI with no obligation to the other party for any additional properties identified and acquired post November 30, 2008. The Company and TCAM have agreed to a US$200,000 budget for July through November on the Biga AOI.

     With the TCAM assuming majority ownership of the Agi Dagi, Kirazli and Halilaga properties, the Company has focused its attention on a regional exploration program in Turkey outside of the AOI, while jointly exploring the AOI with TCAM. The Company is conducting sampling and geological mapping and has flown an airborne geophysical survey, as a tool in identifying new properties for acquisition. In addition, the Company is inspecting third party properties that are available for joint-venture or option.

     The Company has written-off all exploration costs incurred on the Samli property, due to poor exploration results.

     Details of the current NI43-101 resource estimates for the Agi Dagi and Kirazli Projects is available in the Company’s Annual Information Form for 2007, available at www.sedar.com.

Investment in Aurora Energy Resources Inc. – 42.2% (as at November 12, 2008)

     The following summary of activities and results of Aurora were taken from Aurora’s MD&A and unaudited financial statements for the nine months ended September 30, 2008, available on Sedar at www.sedar.com.

     For the nine months ended September 30, 2008, Aurora incurred property expenditures of $14,404,011 on the CMB uranium Property plus development costs of $8,644,339. These amounts exclude stock based compensation and related future income taxes of $1,324,298 and capitalized amortization of $358,318.

     Throughout July and August the summer 2008 infill drill program at both Michelin and Jacques Lake deposits continued. The aim of this program was to build on the success of the winter drill program and to convert mineralization from the Inferred to Indicated and measured NI43-101 categories. Drilling at Jacques Lake finished in July with a total of 6,205 metres completed on the summer 2008 infill drill program and 1,182 metres completed during the third quarter of 2008. Infill drilling at the Michelin deposit continued until August 15th with a total of 7,028 metres completed in the summer 2008 infill drill program and 1,356 metres completed during this quarter. Also, 512 metres of exploration drilling were completed in August in the Michelin East area. Results from the Jacques Lake and Michelin infill drill programs were released in Aurora press releases throughout the summer and fall (see Aurora news releases of August 5th and 7th and October 1st and 24th available at www.sedar.com).

     Following the infill drill programs at both the Jacques Lake and Michelin deposits a geological investigation and prospecting program was carried out throughout Aurora’s CMB property with the aim of understanding controls on mineralization and developing new exploration targets. The geological investigation program included mapping of the Jacques Lake region and geochemical investigation of the Jacques Lake deposit. It also included a till sampling and mapping program to better understand glacial dispersion patterns. The prospecting program resulted in the discovery of several new showings and the development of several new exploration targets.

     The Jacques Lake camp closed on August 15th with all field crews either laid off or moved to the Michelin camp for further work. The Michelin camp closed on September 15th with all field crews demobilized and both camps winterized.

     Of the seven drills contracted to Aurora, six were dedicated to the infill drill program and one was dedicated to geotechnical drilling. In mid-August one drill rig was remobilized to begin a condemnation drill program at one of the potential tailings sites. Two of the drill rigs contracted from Major Drilling Ltd. demobilized in August with three remaining on site at the time of this report. A single drill rig from each of Springdale Drilling Ltd. and Dorado Drilling Ltd. was also demobilized in August.

     In addition to the summer infill drill program on the Michelin Project, Aurora was engaged in engineering, metallurgical/paste tailings, environmental baseline work and a tailings options study.

     The engineering work was carried out primarily by Micon International Limited, Golder Associates and SNC Lavalin. The work consisted of site geotechnical and hydrogeological work, undertaking mining and preliminary economic studies and some preliminary work on infrastructure. Dorado Drilling was engaged to perform the field geotechnical component of the work. Included in the 2,908 metres of geotechnical, environmental and metallurgical drilling was a total of 2,002 metres of geotechnical drilling. The geotechnical drilling occurred in 12 holes at the Michelin and Jacques Lakes deposits in 2008 including 552 metres drilled in the third quarter of 2008. Standpipe piezometres were installed in eight of the 12 holes. 1,860 metres were drilled in 11 holes at the Michelin deposit and 142 metres were drilled in one hole at the Jacques Lake deposit. Seven piezometres were installed around the Michelin deposit and one piezometre was installed at the Jacques Lake deposit.

     The metallurgical and paste tailings work was carried out by SGS Lakefield and Golder Pastec, respectively, under the direction of J.R. Goode and Associates. To obtain the metallurgical samples, 269 metres of drilling were completed in 3 holes at the Michelin deposit in 2008; no metallurgical samples were taken in the third quarter of 2008 at Michelin. As well, 275 metres of drilling were completed in 2 holes at the Jacques Lake deposit to obtain a metallurgical sample in the third quarter of 2008. Once the samples were obtained a pilot plant was assembled at SGS Lakefield to process ore from the Michelin and Jacques Lake deposits. The tailings from this pilot plant were sent to Golder Pastec to determine its suitability for making paste backfill for backfilling the underground mine. Work was also done on the decant from this tailings to determine its toxicity.

     The environmental baseline work was undertaken by Senes Consultants, Golder Associates, Sikumiut Environmental Management Ltd. and Minaskuat Limited Partnership Inc. The latter two firms are aboriginal businesses. Baseline work was undertaken on (i) air quality monitoring by Senes, (ii) marine water and freshwater and sediment quality, fish and bathymetry by Sikumiut, (iii) ecological land classification and wildlife by Minaskuat, and (iv) stream flow measurements by Golder Associates.

Also Senes, Golder and Sikumiut were engaged to undertake a tailings options study.

The field components of the environmental studies proposed for 2008 were completed at the end of September. Reports are currently in preparation. Major studies completed include:

  Bathymetry of lakes in the vicinity and portions of Kaipokok Bay
  Freshwater and marine fish and fish habitat
  Water and sediment quality
  Monitoring of baseline air quality and background radiation
  Meteorological data acquisition
  Hydrology studies
  Ecological land classification of the claim block
  Historic resources studies, and
  Wildlife and vegetation studies of the claim block and the transportation corridor.

Baker Lake Basin – Nunavut:

     As of September 30, 2008, Aurora initiated a fall exploration program in Baker Lake Basin, Nunavut.

     July through September, Aurora reviewed several new projects outside of the Central Mineral Belt of Labrador with the goal to expand its uranium project pipeline. Several projects were reviewed and one agreement was reached with Pacific Ridge Exploration Ltd. on its Baker Lake Basin property in Nunavut. In late September crews mobilized to the field area to begin a short exploration program with the aim to prepare for the 2009 exploration season. To that end, a single drill from Foraco Drilling began testing the Lucky 7 zone with a 600 metre drill program; an airborne magnetic, radiometric and Tempest® electromagnetic survey was initiated by geophysical contractor Fugro. A ground magnetic survey and geological mapping and review of all historical data was also initiated at the end of September. At the time of this report no results have been reported.

Summarized financial information is included in the table below:

Balance Sheet
	As at		As at
	September 30,		December 31, 2007
	2008
Assets	$	$
Cash and cash equivalents	106,253,139		131,094,585
Exploration properties and deferred
exploration and development expenditures	81,441,462		56,710,497
Other assets	4,215,576		4,381,855
	191,910,177		192,186,937

Liabilities	11,399,177		7,307,686

Shareholders’ Equity	180,511,000		184,879,251

Statement of Operations
	Nine months ended		Nine months
	September 30,		ended September
	2008		30, 2007
Loss from operations	6,359,085		9,307,317

Other income	2,956,448		1,473,500
Future income tax recovery	681,416		700,056

Net loss and comprehensive loss	2,721,221		7,133,761

     Aurora’s net loss for the quarter ended September 30, 2008 was $720,417 or $0.01 per share as compared to a net loss of $1,440,320 or $0.02 per share for the same period in the prior year. Aurora’s net loss for the nine months ended September 30, 2008 was $2,721,221 or $0.04 per share as compared to a net loss of $7,133,761 or $0.11 per share for the nine months ended September 30, 2007. Aurora’s net loss for 2008 consists primarily of the following expenses: wages and benefits, stock based compensation, office and general, investor relations, promotion and advertising, consulting services, Part XII.6 tax, listing and filing fees and various professional fees, offset by interest income.

     At September 30, 2008, the value of the Company’s investment in Aurora was $45,802,057 which was below the Company’s carrying value of the investment. At this time, the Company has not written down the carrying value of this investment as the Company believes that the decline is value is not permanent.

     Further details about the assets, liabilities and results of operations of Aurora can be found in the Management Discussion and Analysis and annual audited financial statements as filed by Aurora and available on Sedar at www.sedar.com under the profile of Aurora Energy Resources Inc.

Yukon, Canada

     In January 2006, the Company (80%) and Rimfire Minerals Corporation (“Rimfire”) (20%) acquired a 100% interest in mineral claims and a data set on the claims located in the Wernecke Mountains of Canada’s Yukon Territory. The original vendors retain a 2% NSR. In addition, the Company has staked additional claims in the area

     The Company and Rimfire are currently assessing the next step for the properties in 2008. No formal budget has yet been proposed, as the Company is focusing on its newly acquired Nevada assets.

Health Safety and Environment

     The Company places a great emphasis on providing a safe and secure working environment for all of its employees and protecting the environment. During the nine months ended September 30, 2008, there were no lost time accidents or significant environmental incidents at any of the Company’s operations.

SUMMARY OF QUARTERLY RESULTS (unaudited)

     The following information is derived from the Company’s quarterly unaudited consolidated financial statements for the past eight quarters, along with an explanation for the significant items resulting in variances from quarter to quarter:

	Sept 2008	June 2008	Mar 2008	Dec 2007
Income (loss) before discontinued operations and net earnings (loss) for the period	$(5,086,188)	$(1,360,015)	$(6,223,413)	$34,873,816
Basic earnings (loss) per share before discontinued operations	$(0.06)	$(0.02)	$(0.07)	$0.51
Diluted earnings (loss) per share before discontinued operations	$(0.06)	$(0.02)	$(0.07)	$0.50
Basic earnings (loss) per share for the period	$(0.06)	$(0.02)	$(0.07)	$0.51
Diluted earnings (loss) per share for the period	$(0.06)	$(0.02)	$(0.07)	$0.50

	Sept 2007	June 2007	Mar 2007	Dec 2006
Income (loss) before discontinued operations and Net	$(3,868,201)	$(9,488,197)	$(1,142,677)	$7,389,922
income (loss) for the period Basic earnings (loss) per share before discontinued operations	$(0.06)	$(0.14)	$(0.02)	$0.11
Diluted earnings (loss) per share before discontinued operations	$(0.06)	$(0.14)	$(0.02)	$0.11
Basic earnings (loss) per share for the period	$(0.06)	$(0.14)	$(0.02)	$0.11
Diluted earnings (loss) per share for the period	$(0.06)	$(0.14)	$(0.02)	$0.11

     For the three months ended September 30, 2008, the Company recorded a stock-based compensation expense (non-cash expense) of $705,153. The Company also recognized a foreign exchange loss of $1,545,538, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a future income tax recovery of $530,546 and wrote-off exploration expenditures totaling $1,556,087.

     For the three months ended June 30, 2008, the Company recorded a stock-based compensation expense (non-cash expense) of $618,193. The Company also recognized a foreign exchange gain of $719,008, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a future income tax recovery of $627,658.

     For the three months ended March 31, 2008, the Company recorded a stock-based compensation expense (non-cash expense) of $4,063,294. The Company also recognized a foreign exchange loss of $1,621,421, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a gain on sale of its investment in LAT of $1,768,235.

     For the three months ended December 31, 2007, the Company recorded a dilution gain of $42,248,674 on the reduction of its ownership in Aurora from 46.77% to 42.31% as a result of a bought deal financing by Aurora which raised gross proceeds of $111,672,600. The Company also realized its share of Aurora’s net loss for the period of $520,427.

     For the three months ended September 30, 2007, the Company recorded stock-based compensation of $1,137,562. The Company also recognized its share of Aurora’s operating loss amounting to $644,478 offset by a dilution gain of $16,017. Also the Company recognized a loss in the change in fair value of its financial instruments of $989,634 due to the depreciation of the market price of LAT.

     For the three months ended June 30, 2007, the Company recorded stock-based compensation expense of $6,749,642, which reflected the shareholder approval of the Company’s new stock option plan and approval of prior period stock option grants. The Company also recognized its share of Aurora’s operating loss amounting to $1,293,576 offset by a dilution gain of $275,521. Also the Company wrote-off all deferred exploration costs related to its Mexican properties, which amounted to $1,788,851.

     For the three months ended March 31, 2007, the Company recognized its share of Aurora’s operating loss amounting to $1,391,989 offset partly by a dilution gain of $498,787. The Company also recorded a mark-to-market gain on its derivative financial instruments of $653,421, which was also partly offset by a loss on sale of marketable securities of $366,143. The mark-to-market gain and the loss on marketable securities arose as a result of a new accounting policy adopted by the Company in January 2007 with prospective treatment.

     For the three months ended December 31, 2006, the Company recognized a dilution gain of $13,763,714 on the reduction of its ownership in Aurora from 49.0% to 47.2% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $2,616,371.

LIQUIDITY

     The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of options to fund its exploration and administrative costs.

     The Company had the following contractual obligations as at September 30, 2008:

	Payments Due by Period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases / Agreements	$2,225,966	280,848	1,577,006	368,112	-
Other Long Term Obligations(1)	$787,900	-	787,900	-	-

(1)	other long term obligations relate to the long term asset retirement obligation outlined on the Company’s balance sheet.

     The Company has no debt. The only long-term lease commitments are the operating leases for the Company’s office premises and equipment

     At September 30, 2008, the Company had cash on its balance sheet of $87,463,924 and working capital of $85,248,265 as compared to cash of $99,039,334 and working capital of $96,903,057 at December 31, 2007. The change in cash and working capital of $11,575,410 and $11,654,792, respectively, is primarily due to sale of the Company’s investment in LAT for which the Company received proceeds of $5,295,450, offset by cash exploration expenditures of $11,077,879, the placement of additional reclamation bonds of $1,586,729, and cash used in operations of $3,860,664.

     At November 12, 2008, the Company has cash and cash equivalents of approximately $84,000,000 on its balance sheet. The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through 2008 and beyond but should the Company make additional acquisitions as was discussed in the planned use of proceeds for its last two financings, the Company may need to raise additional funds depending upon the size of the acquisition and the form of the consideration to be paid. In 2009, the Company will focus the majority of its efforts on key projects such as Long Canyon and Northumberland and will contribute its share of costs in Turkey in an effort to somewhat conserve cash, recognizing the difficulty companies may face in raising funds in the current economic climate. For a discussion of the Company’s risk exposure and risk management please see the section titled ‘Financial Instruments’.

ENVIRONMENTAL MATTERS

     The Company is subject to federal, provincial, territorial and state, and local environmental laws and regulations. The Company has put in place ongoing pollution control and monitoring programs at its properties, and posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. The Company records the fair value of reclamation and property closure costs in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's life. Ongoing reclamation activities associated with exploration stage properties are capitalized to exploration in the period incurred.

     The Company has recorded a liability totaling $1,315,795, primarily for its reclamation obligation with respect to the Northumberland deposit. Reclamation of disturbance from prior mining activity, primarily related to re-claiming historic leach pads at Northumberland, is anticipated to be carried out in 2008 and 2009. The Company has posted reclamation bonds of $3,383,739, primarily relating to Northumberland, in satisfaction of this estimated obligation. The Company is currently assessing whether the reclamation obligation at Northumberland needs to be increased as a result of the Company assuming responsibility for drill roads constructed by Newmont over the past three years. The Company does not believe it has any other significant reclamation liability, due to the early stage nature of its remaining exploration projects.

     The significant remaining environmental risks associated with the Company’s exploration projects relate to handling of fuel and fuel storage systems. These risks are mitigated through the use of various spill protection equipment such as berms and bladders. The Company has also developed emergency plans in the event a significant spill does occur. Many of the Company’s projects and Aurora’s CMB Uranium Property are subject to periodic monitoring by government agencies with respect to its environmental protection plans and practices which in many circumstances must be spelled out when applying for exploration permits.

     The Bureau of Mining Regulation and Reclamation (BMRR), in cooperation with other state, federal and local agencies, regulate mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (NAC) 445A.350-NAC 445A.447 and (NAC) 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches; regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company’s activities which have resulted in the Company recognizing its reclamation obligation.

      The Regulation Branch has responsibility for protecting waters of the State under the water pollution control regulations. The branch consists of the permitting and inspection sections. The permitting section issues Water Pollution Control Permits to ensure that the quality of Nevada's water resources are not impacted by mining activity. The inspection section conducts regular inspections during the life of a mining facility to confirm that operations are in compliance with permit requirements.

     The Closure Branch also has the responsibility of protecting waters of the state under the water pollution control regulations. This branch works with facilities at the cessation of operations to ensure that all components are left chemically stable for the long term. The closure branch issues water pollution control permits and conducts inspections to ensure that the mine site, in the closure and post-closure period, will not degrade waters of the State.

     The Reclamation Branch regulates exploration and mining operations in Nevada on both private and public lands. The branch issues permits to exploration and mining operations to reclaim the disturbance created to a safe and stable condition to ensure a productive post-mining land use. An operator must obtain a reclamation permit prior to construction of any exploration, mining or milling activity that proposes to create disturbance over 5 acres or remove in excess of 36,500 tons of material from the earth. In addition to obtaining a reclamation permit, an operator must file a surety bond with the Division or federal land manager to ensure that reclamation will be completed, should an operator default on the project.

     In summary, BMRR works with industry and the public to ensure that mining operations in the state, from initial design through reclamation, do not negatively impact the environment and that the land will be returned to a productive post-mining use.

     The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and the Company's assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

CAPITAL RESOURCES

     The Company at September 30, 2008, has 6,260,733 options outstanding, which could, depending upon the Company’s share price, potentially bring an additional $42,266,228 to the Company’s treasury upon exercise. Not all of these options are in-the-money. As a result, there is no certainty that the Company will receive these option proceeds over time, as not all options may be exercised. The Company has no outstanding debt facility upon which to draw.

     There are no significant minimum expenditure requirements on the Company’s other exploration properties.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company has approximately $3,300,000 in standby Letters of Credit for the completion of reclamation on its mineral properties in the USA. These standby letters of credit are backed, in the most part by Certificates of Deposits.

     The Company has no other off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

     For the nine months ended September 30, 2008, the Company invoiced Aurora $911,397 for its share of office costs, employee wages and benefits. At September 30, 2008, the Company had a receivable due from Aurora of $426,122 relating to these expenditures.

     In April 2006, the Company and Aurora signed a cost-sharing agreement whereby the Company will charge common office and employee benefit costs to Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels of each company and can be terminated on 60 days notice by either party. The Company and Aurora are finalizing an amendment to this agreement to accommodate changes required as a result of Aurora moving its head office to St. John’s, Newfoundland.

PROPOSED TRANSACTIONS

     As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.

DISCLOSURE CONTROLS AND PROCEDURES

     During the quarter ended September 30, 2008, the Company’s Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of the Company’s existing disclosure controls. Based upon the evaluation performed, management is confident that the material information related to the Company and its subsidiaries, is known to management and that the Company’s disclosure controls and procedures will be effective on an ongoing basis.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

     The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

     There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s financial reporting. The Company has begun to implement a series of internal controls at NewWest to conform with the control framework in the rest of the Company.

     The Company acquired NewWest on September 24, 2007. The Company is in the process of completing an assessment of the internal controls of NewWest.

LIMITATIONS OF CONTROLS AND PROCEDURES

     The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error of fraud may occur and not be detected.

CRITICAL ACCOUNTING ESTIMATES

     The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

     Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

     Management has assessed the carrying value of its assets, and other than write-downs to certain mineral property interests does not believe the remaining assets have suffered any impairment. Management assesses the exploration results of its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

     The Company believes it has made adequate accruals with respect to any significant environmental liabilities that may have been incurred to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of activities. The costs to complete this reclamation have been estimated and have been accrued as a liability in the financial statements.

     Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

     Effective January 1, 2008, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

a)	Capital Disclosures (Section 1535)

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non- compliance.

b)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

     These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. It increases the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

     The required disclosures for these new accounting policies are discussed under Financial Instruments, below.

FINANCIAL INSTRUMENTS

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, long-term investments, accounts receivable, amounts due from related parties and amounts due from various joint venture partners. The Company deposits cash with financial institutions it believes to be creditworthy. In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

     The Company's accounts receivable are primarily related to input tax credits or value added taxes receivable and receivables from Aurora. The Company performs ongoing evaluation of its receivables from Aurora to assess recoverability. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

     The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

     The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

     The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

     The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash and equivalents and reclamation bonds with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset based commercial paper (“ABCP”).

Liquidity Risk

     The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term requirements. The Company’s cash and equivalents are invested in business accounts and are available on demand for the Company’s programs, and are not invested in any asset backed deposits/investments.

Market Risk

     The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

     The results of the Company’s operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar, Turkish Lira and other currencies in relation to the Canadian dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company’s assets, liabilities and shareholders’ equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

     Financial instruments that impact the Company’s net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rate between the US dollar and the Canadian dollar is summarized in the table below:

	As at September 30, 2008
	10% increase in	10% decrease in
	US dollar	US dollar
(Increase) decrease in net loss and
comprehensive loss	($83,330)	$75,623

Interest Rate Risk

     The Company is exposed to interest rate risk on its outstanding short term investments. The Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company monitors this exposure and does not enter into any derivative contracts to manage this risk.

Commodity Price Risk

     The value of the Company’s mineral resource properties and equity investments are related to the price of gold, copper and uranium and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

     Gold, copper and uranium mineral prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fair Value Estimation

     The carrying value of the Company’s financial assets and liabilities approximates their estimated fair value. The carrying value less impairment provision, if necessary, of trade receivables and payables approximate their fair values.

     The fair value of the asset retirement obligations are determined by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

     The Company’s financial liabilities are not exposed to significant interest rate risk.

     The Company is also subject to market risk on its long term investments. These investments are marked to market periodically. The change in value of these investments, which if classified as held for trading have gains or losses charged to net income in the period.

NEW ACCOUNTING PRONOUNCEMENTS

International Financial Reporting Standards (“IFRS”)

     In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company will scope the impact of this project in the third quarter and anticipates completing a high level analysis of the impact of IFRS, an analysis of the preliminary GAAP differences and developing a conversion strategy, timeline for conversion and preliminary training plan, by December 31, 2008.

Goodwill and Intangible Assets

     The Accounting Standards Board has also issued a new Section 3064, Goodwill and Intangible Assets, to replace current Section 3062, Goodwill and Other Intangible Assets. The new section establishes revised standards for recognizing, measuring, presenting and disclosing goodwill and intangible assets. CICA 3064 is effective for fiscal years beginning on or after October 1, 2008 and will be adopted by the Company for the year ending December 31, 2009.

RISKS AND UNCERTAINTIES

     The principal activity of the Company is mineral exploration which is inherently risky. There is intensive government legislation, including from state, provincial, federal, municipal and aboriginal governments, surrounding the exploration for and production of minerals from our and any mining operations. Exploration and development is also capital intensive and the Company currently has no source of income. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore constitute one of the main assets of the Company. The Company is also subject to risk from investments under significant, but not total influence. The results of operations of these types of entities could vary significantly because of risks related to these entities which the Company does not have control.

     The Corporation has its cash deposited with a large, federally insured, commercial bank which it believes to be creditworthy. Federal deposit insurance covers deposit balances up to $100,000. Therefore, the majority of the Company’s cash on deposit exceeds federal deposit insurance available.

Title

     Title to mineral properties, as well as the location of boundaries on the grounds may be disputed. Moreover, additional amounts may be required to be paid to surface right owners in connection with any mining development. At some of its properties, the Company owns or holds a leasehold interest in the mineral estate. At all of such properties where there are current or planned exploration activities, the Company believes that it has either contractual, statutory, or common law rights to make such use of the surface as is reasonably necessary in connection with those activities. The owners of the surface estate of those properties under some circumstances may seek to interfere with or delay the Company’s activities, either through objecting to those activities or by seeking compensation from the Company for its use of the surface. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to its properties will not be challenged or impaired.

     Successful challenges to the title of the Company’s properties could impair the development of operations on those properties.

     The Company's properties include unpatented mining claims; patented mining claims and mill sites; mineral rights on private lands and leasehold interests in unpatented mining claims, patented mining claims and mill sites, private lands and state lands. Approximately 90% of the Company’s lands are private lands, and approximately 10% of the Company's properties are unpatented mining claims located on public lands owned and administrated by the U.S. government. A valid unpatented mining claim is an interest in real property that can be bought, sold, mortgaged, devised, leased and taxed, but it is always subject to the paramount title of the U.S. and the rights of third parties to use the surface of the claim in a manner that does not unreasonably interfere with the claimant's activities. Unpatented mining claims are mining claims located and staked on available federal public domain land in accordance with the U.S. General Mining Law of 1872, with dimensions not to exceed 600 feet by 1500 feet for lode claims (which constitute the great majority of the Company's unpatented mining claims), or 20 acres for placer claims. The process of locating an unpatented mining claim is initiated by the locator. Unpatented mining claims can be staked without any invitation from or grant by the federal government or any state government. A valid unpatented mining claim must include a discovery of valuable minerals. Prior to discovery, however, a mining claimant has a possessory right to conduct mineral exploration and development activities on the claim. The locator of a valid unpatented mining claim has the right to explore for, develop and mine minerals discovered on the claim, subject to compliance with the annual maintenance requirements of the U.S. Federal Land Policy and Management Act of 1976 which currently requires timely payment of an annual maintenance fee in order to maintain an unpatented mining claim.

     Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than private real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the U.S. General Mining Law of 1872. Also, unpatented mining claims and related rights, such as rights to use the surface, are always subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

      In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law, as well as comprehensive reform legislation. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from the Company’s operations, and it could reduce estimates of the Company’s present resources and the amount of the Company’s future exploration and development activity on federal lands.

     The Company’s properties may also be near or surround population centres, particularly Sandman and some of the Turkish properties. There can be no certainty that local authorities will not approve of various developments that could make it more difficult to develop a mining project in the future.

Permits and Licenses

     Although the Company either currently holds or has applied for or is about to apply for all consents which it requires in order to carry out its current drilling programs, the Company cannot be certain that it will receive the necessary permits and licenses on acceptable terms or at all, in order to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could adversely affect the operations of the Company. Government approvals and permits are currently and may in the future be required in connection with the operations of the Company. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. See further discussion about the status of various Permits and Licenses under the “Significant Exploration Projects” section above.

     For a further discussion of these and additional risks inherent in the Company see the “Risks and Uncertainties” section of the Management’s Discussion and Analysis for the year ended December 31, 2007 and the section titled “Risk Factors” contained in the Company’s Annual Information Form available on Sedar at www.sedar.com.

OUTSTANDING SHARES

     There were 300,000 common shares issued upon the exercise of stock options for proceeds of $252,000, subsequent to September 30, 2008, to the date of this report. As at November 12, 2008, there were 83,526,050 common shares issued and outstanding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated production, costs of production, reserve and resource determination. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in the Company’s annual information form for the year ended December 31, 2007 incorporated by reference into the Company’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in the Company.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

     Readers should refer to the annual information form of the Company for the year ended December 31, 2007 and other continuous disclosure documents filed by the Company since January 1, 2008 available at www.sedar.com, for further information on reserves and resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

     Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

OUTLOOK

     The Company plans to continue to focus on discovering and advancing gold deposits that have strong production potential, and which are located in mining-friendly jurisdictions.

     The Company’s 2008 global work program will continue to generate ongoing news flow for the balance of the year as further drill results, resource estimates and other advancements are known.

     Nevada is a key platform for building significant ongoing growth and value. The Company believes there is strong potential for further discovery and resource expansion and future production potential on its projects acquired through the acquisition of NewWest in 2007.

Long Canyon has developed into a key project for the Company and is now owned 51% by Fronteer. With encouraging drill results intersected to date, the Company anticipates completing a project-first resource estimate in early 2009. Assay results from additional holes may also further define and extend the project’s high-grade, oxide gold mineralization.

     In June 2008, the Company finalized a joint-venture agreement with Newmont, to advance the Company's Sandman gold project to a production decision by June 2011. The agreement will expose Fronteer to $14,000,000 in exploration over the three year period, at no cost to the Company. Assay results from 37 holes are pending and will contribute to strong news flow over the near-term.

     The Company has also completed a new resource estimate for its 100%-owned Northumberland gold project, increasing the gold-equivalent resource to 2,440,000 ounces indicated and 804,400 ounces inferred. Northumberland is one of the largest undeveloped Carlin-style deposits in Nevada, and the Company believes that its current resource size is sufficient to undertake preliminary technical studies to evaluate development options.

     Fronteer will also continue to benefit from its multiple gold and copper-gold Turkish joint venture projects with TCAM The Company will further develop its Agi Dagi and Kirazli gold projects together with TCAM, on a 40%/60% basis. TCAM and the Company have outlined some exciting new targets at each of the Agi Dagi and Kirazli projects. Drilling at Agi Dagi will commence shortly while drilling at Kirazli will commence upon receipt of the operational license. TCAM is solely funding a US$3,000,000 exploration and development program at Halilaga at which time TCAM must make an earn-in election whether to earn-back an additional 10% interest. Upon electing to earn-back an additional 10% interest in Halilaga, TCAM would be required to complete a final feasibility study within four years of meeting the earn-back expenditure commitment.

     The Company’s equity interest in Aurora provides our shareholders with important upside to one of the best uranium development opportunities in the world today. Take a blurb from Aurora’s MDA and possible set the stage for how this does not fly in the face of our gold strategy…

     With cash and cash equivalents of approximately $84,000,000 on its balance sheet (at November 12, 2008), no debt, and gold prices on the uptrend, the company is fully financed and well positioned to grow through additional discovery success on its existing properties and with a dedicated staff, will continue to seek new projects or companies for acquisition or merger.

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President and CEO	CFO, Corporate Secretary

November 12, 2008